UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McCabe, Thomas E.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu|8/25/9|M   | |12,500            |(A)|$5.50      |                   |      |                           |
e                          |9     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|8/25/9|F   | |10,060            |(D)|$8.6875    |                   |      |                           |
e                          |9     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|8/26/9|M   | |496               |(A)|(3)        |                   |      |                           |
e                          |9     |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|8/26/9|F   | |359               |(D)|$8.875     |2,577.8809(4)      |(D)   |                           |
e                          |9     |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|      |    | |                  |   |           |18,190.670(5)      |(I)   |By Plan Trust              |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$15.44  |     |    | |           |   |(6)  |11/4/|Common Stock|10,000 |       |10,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$23.19  |     |    | |           |   |(6)  |9/21/|Common Stock|10,000 |       |10,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$34.25  |     |    | |           |   |(6)  |3/28/|Common Stock|5,000  |       |5,000       |(D)|            |
(right to buy)        |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$18.31  |     |    | |           |   |(6)  |9/26/|Common Stock|25,000 |       |25,000      |(D)|            |
(right to buy)        |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$5.50   |8/25/|M   | |12,500     |D  |(6)  |7/24/|Common Stock|12,500 |       |12,500      |(D)|            |
(right to buy)        |        |99   |    | |           |   |     |07   |            |       |       |            |   |            |
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Stock Option (right to|$4.844  |     |    | |           |   |(6)  |9/17/|Common Stock|20,000 |       |20,000      |(D)|            |
 buy)                 |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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Cash Comp Repl Option |(7)     |8/26/|M   | |496        |D  |(8)  |(8)  |Common Stock|496    |       |902         |(D)|            |
(right to buy)        |        |99   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On August 25, 1999, Mr. McCabe exercised an option to purchase 12,500 shares of stock. Mr. McCabe paid the exercise price by trading-in a total of 7,914 shares and paid the tax wihtholding by the Company's retention of 2,146 shares, leaving him a total of 2,440 new shares; (2) On August 26, 1999, Mr. McCabe exercised an option to purchase 496 shares of stock under the Company's Cash Comp Repl Plan. Mr. McCabe paid the exercised price by trading-in a total of 241 shares and paid the tax withholding by the Company's retention of 118 shares, leaving him a total of 137 new shares; (3) Exercise prices ranging from $3.267 to $5.673;
(4) Includes .8809 shares held in the
Company's Employee Stock Purchase Plan; (5) Units of the GRC International Stock Fund held in the Company's
Deferred Income Plan; (6) 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant; (7) Exercise prices ranging from $3.267 to $9.429; (8) Options granted in lieu of salary or bonus otherwise payable. 80% exercisable upon grant; 90% exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration, expires 3 years after employee's termination.